FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of May


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc

                 External retirement of Non-Executive Director


Paul Collins


As required by the UKLA Listing Rules, BG Group announces it has today received notification from Paul Collins, a Non-Executive Director of the Company, that he retired as Vice Chairman of Nokia, with effect from 3 May 2007. Paul Collins joined the Nokia board in 1998 and was appointed Vice Chairman in 2000.


Paul Collins was appointed as a non-executive Director of BG Group plc on 23 October 2000.





24 May 2007
Website  www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 May 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary